UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Youdao, Inc.
(Name of Issuer)
Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
**
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98741T 104 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “DAO.” Each ADS represents one Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98741T 104
1.	Names of Reporting Persons. Feng Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 20,341,200[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 20,341,200[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,341,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 47.3% of total outstanding Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) IN

1	Represents 20,341,200 Class B ordinary shares held of record by Peng Ke Holdings Inc., a British Virgin Islands company ultimately wholly owned by Cititrust Private Trust (Cayman) Limited as the trustee of a discretionary and revocable trust constituted under the laws of the Cayman Islands, with Feng Zhou as the settlor and the sole beneficiary. Under the terms of the trust, Feng Zhou has the power to direct the trustee with respect to the acquisition or disposal of Class B ordinary shares held of record by Peng Ke Holdings Inc. Feng Zhou also has the power to direct the voting and other right attached to such Class B ordinary shares as the sole director of Peng Ke Holdings Inc. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Feng Zhou may be deemed to beneficially own all of the Class B ordinary shares held of record by Peng Ke Holdings Inc. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.
2	See Item 4.

CUSIP No.	98741T 104
1.	Names of Reporting Persons. Peng Ke Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 20,341,200
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 20,341,200
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,341,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 47.3% of total outstanding Class A Ordinary Shares[3]
12.	Type of Reporting Person (See Instructions) CO

3	See Item 4.

Item 1(a).	Name of Issuer:

Youdao, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 399, Wangshang Road, Binjiang District
Hangzhou 310051, People’s Republic of China

Item 2(a).	Name of Person Filing:

Feng Zhou

Peng Ke Holdings Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For both Feng Zhou and Peng Ke Holdings Inc.:

No. 399, Wangshang Road, Binjiang District
Hangzhou 310051, People’s Republic of China

Item 2(c).	Citizenship:

Feng Zhou – The People’s Republic of China
Peng Ke Holdings Inc. – The British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98741T 104 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “DAO.” Each ADS represents one Class A Ordinary Share.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares is the sum of (i) 22,635,396 Class A Ordinary Shares outstanding as of the date of this filing as provided by the Issuer; and (ii) 20,341,200 Class B Ordinary Shares held of record by Peng Ke Holdings Inc., all of which can be converted into an equal number of Class A Ordinary Shares at the discretion of Peng Ke Holdings Inc..

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

By:	/s/ Feng Zhou
Name: Feng Zhou

Peng Ke Holdings Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 12, 2020

By:	/s/ Feng Zhou
Name: Feng Zhou

Peng Ke Holdings Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Director